SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 9 to
SCHEDULE 13E-3
(Rule 13e-3)
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
One Earth Energy, LLC
(Name of Issuer)
One Earth Energy, LLC
Farmers Energy — One Earth, LLC
Farmers Energy Incorporated
(Name of Person(s) Filing Statement)
LLC Membership Units
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)
Catherine C. Cownie
Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309
(515) 242-2400
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
     This statement is filed in connection with (check appropriate box):
a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☑ None of the above.
     Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ☐
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$475,150	$55.16

*	For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $475,150 by the Issuer, if the maximum number of eighty-six (86) units are purchased in the offer to purchase for cash. The aggregate cash payment is equal to the product of a price of $5,525 per unit price.

**	Determined by multiplying $475,150 by .0001161.
☑	Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $78.79
Form or Registration No.: Schedule 13e-3
Filing Party: One Earth Energy, LLC
Date Filed: November 29, 2010
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction
     This Amendment No. 9 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by One Earth Energy, LLC, an Illinois limited liability company (“One Earth” or the “Company”), with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): the Company that is subject to the Rule 13e-3 transaction, Farmers Energy Incorporated, a Delaware corporation (“FEI”) and Farmers Energy — One Earth, LLC, an Ohio limited liability company ( FEI — One Earth). This Amendment No. 9 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the result of the Rule 13e-3 transaction subject to this Schedule 13e-3 Transaction Statement.
     At 5:00 p.m. Central Time on April 8, 2011, the expiration date of the offer to purchase all units of its common equity held by members that owned of record or beneficially owned four (4) or fewer units the Company had accepted an offer to purchase a total of 35 units from 22 unit holders. After such offer to purchase the Company has 302 unit holders and has not fallen under 300 unit holders of record, as calculated under the rules and regulations of the Exchange Act and will continue its reporting obligations with the SEC.
     Pursuant to the General Instructions F and G to Schedule 13E-3, the Offer to Purchase of the Company filed on February 8, 2011 including all appendices and exhibits thereto, is expressly incorporated by reference herein in its entirety.
Item 16. Exhibits.

(a)(1)	The Offer to Purchase dated February 18, 2011.*

(a)(2)	The Letter of Transmittal dated February 18, 2011.*

(a)(5)(i)	Newsletter dated March 21, 2011*

(a)(5)(ii)	Newsletter dated April 4, 2011*

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

*	Previously filed.

SIGNATURE
After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

One Earth Energy, LLC
/s/ Steve Kelly
	Name:	Steve Kelly
Dated: April 11, 2011	Title:	Chief Executive Officer

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Farmers Energy — One Earth, LLC
/s/ Zafar Rizvi
	Name:	Zafar Rizvi
Dated: April 11, 2011	Title:	President and Chief Operating Officer

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Farmers Energy Incorporated
/s/ Zafar Rizvi
	Name:	Zafar Rizvi
Dated: April 11, 2011	Title:	President and Chief Operating Officer

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